

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Mr. Geoffrey Burns
Chief Executive Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

      Re: Pan American Silver Corp.
                Form 40-F for Fiscal Year Ended December 31, 2011
                Filed March 22, 2012
                File No. 000-13727

Dear Mr. Burns:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/Tia L. Jenkins

                                      Tia L. Jenkins
                                      Senior Assistant Chief Acountant
                                      Office of Beverages, Apparel, and Mining